U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

X  Form 10-K and Form 10-KSB
   Form 20-F
   Form 11-K
   Form 10-Q and Form 10-QSB
   Form N-SAR

For Period Ended:  March 31, 2003

     Transition Report on Form 10-K
     Transition Report on Form 20-F
     Transition Report on Form 11-K
     Transition Report on Form 10-Q
     Transition Report on Form N-SAR
For the Transition Period Ended:



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:     Air T, Inc.
Former Name if Applicable:     N/A
Address of Principal Executive Office
   (street and number):           3524 Airport Road
City, State and Zip Code     Maiden, North Carolina 28650
Part II- Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

X     (a) The reasons described in reasonable detail in
           Part III of this form could not be eliminated without unreasonable effort or expense;

X     (b) The subject annual report, semi-annual report,
           transition report on Form 10-K, Form 20-F,
           11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

     Significant changes to the Registrant's annual report, principally as a result of its management's agreement during the fourth quarter of the fiscal year ended March 31, 2003 to a plan to sell assets of its aviation service sector business and to discontinue that segment of its business, including the appropriate treatment of the discontinued operation under recent accounting pronouncements, have delayed the preparation of the annual report. On
June 19, 2003, the Registrant entered into a letter of intent to sell these assets. The negotiation of the terms of the letter of intent further delayed the preparation of the annual report.


Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:


John J. Gioffre          (704)         377-2109 (ext. 215)
    (Name)            (Area Code)        (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       X   Yes        No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       X   Yes        No

     A summary of the Registrant's results of operation for the fiscal years ended March 31, 2003 and 2002 was presented in the Registrant's press release dated July 1, 2003 included as Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated July 1, 2003, which is incorporated by reference herein. As set forth in that press release, for the fiscal year ended March 31, 2003, revenues from continuing operations decreased to $42.9 million from $59.6 million in 2002 and the Registrant reported a net loss of $1.2 million, or ($0.45) per share, from net earnings of $1.3 million, or $0.45 per share, in 2002.

Air T, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 1, 2003     By:     Air T, Inc.


          By:          /s/ John J. Gioffre
               John J. Gioffre, Chief Financial Officer




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